UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
Form 11-K
_____________________________________________________________
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012
Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from             to
Commission File Number 1-32729
_____________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Potlatch Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Potlatch Corporation
601 West First Avenue, Suite 1600
Spokane, Washington 99201

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Schedule for

Potlatch Hourly 401(k) Plan

December 31, 2012 and 2011

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13
SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (held at end of year)	14
SIGNATURES	15
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Potlatch Hourly 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Potlatch Hourly 401(k) Plan (Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, Line 4i - Schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Spokane, Washington
June 14, 2013

Potlatch Hourly 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2012	2011
Participant directed investments at fair value
Registered investment company funds:
Vanguard Total International Stock Index Fund Institutional Class	$5,932,747	$5,011,370
Vanguard Institutional Index Fund	5,839,476	4,806,517
Vanguard Total Bond Market Index Fund Institutional Shares	5,162,628	3,287,854
Vanguard Extended Market Index Fund Institutional Shares	2,820,223	2,295,870
PIMCO Total Return Fund	1,483,221	1,198,676
Dodge & Cox Stock Fund	1,370,495	1,743,037
Mainstay Large Cap Growth Fund	1,274,589	1,237,873
Artisan Mid-Cap Fund Institutional	717,875	860,203
Artisan Mid-Cap Value Fund	461,556	544,144
Dodge & Cox International Fund	337,319	383,764
Timesquare Mid-Cap Growth Fund	285,163	300,729
TCW Small Cap Growth Class I	233,323	254,255
Artisan International Fund Institutional	172,496	147,400
PIMCO All Asset Fund Institutional	6,620	—
Neuberger and Berman High Income Bond Fund	6,575	—
T. Rowe Price Emerging Market Stock Fund	23,215	15,005
T. Rowe Price Retirement Income Fund	557	2,623
T. Rowe Price Retirement 2010 Fund	240,834	226,701
T. Rowe Price Retirement 2015 Fund	407,132	528,031
T. Rowe Price Retirement 2020 Fund	554,690	745,661
T. Rowe Price Retirement 2025 Fund	378,571	290,950
T. Rowe Price Retirement 2030 Fund	403,184	293,749
T. Rowe Price Retirement 2035 Fund	137,845	101,742
T. Rowe Price Retirement 2040 Fund	84,571	56,522
T. Rowe Price Retirement 2045 Fund	180,189	109,853
T. Rowe Price Retirement 2050 Fund	241,454	132,251
T. Rowe Price Retirement 2055 Fund	107,644	57,452
Common and collective trusts:
Putnam Stable Value Fund	8,770,015	8,051,105
Common stock:
Potlatch Stock Fund	5,779,334	6,471,203
Total	43,413,541	39,154,540
Notes receivable from participants	1,284,117	1,512,617
Cash and cash equivalents	11,828	12,051
Employer contribution receivable	77,818	1,939
Assets available for benefits	44,787,304	40,681,147
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(262,907)	(265,661)
Net assets available for benefits	$44,524,397	$40,415,486
The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

Potlatch Hourly 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Investment income:
Interest income	$165,941	$357,041
Dividend income	971,357	972,322
Net appreciation (depreciation) of fair value investments	4,383,650	(1,136,688)
Net investment income	5,520,948	192,675
Interest income on notes receivable from participants	47,498	65,920
Contributions:
Participant	1,430,596	1,310,750
Employer	789,460	566,243
Total contributions	2,220,056	1,876,993
Less distributions, fees, and transfers to other accounts:
Distributions to participating employees:
Cash	(3,601,993)	(3,928,737)
Market value of shares distributed in settlement of participants’ accounts	(3,251)	(26,919)
Loan and administrative fees	(74,347)	(44,973)
Total distributions, fees, and transfers to other accounts	(3,679,591)	(4,000,629)
Net increase (decrease) prior to transfers	4,108,911	(1,865,041)
Transfers of Plan assets from Potlatch Salaried 401(k) Plan	—	15,957
Net increase (decrease)	4,108,911	(1,849,084)
Net assets available for benefits:
Beginning of year	40,415,486	42,264,570
End of year	$44,524,397	$40,415,486
The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

Potlatch Hourly 401(k) Plan
Notes to Financial Statements

Note 1 - Description of Plan

The following description of the Potlatch Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions - Employees are eligible to participate on the date the Regular Employee first performs duties for which he or she is paid or entitled to Earnings as an Eligible Employee. Notwithstanding the foregoing, each Regular Employee whose employment is covered by a collective bargaining agreement shall become an Eligible Participant on the first day of the month following the later of the date such Regular employee completes ninety (90) day Period of Service or the date such Regular Employee becomes an Eligible Employee.

The Plan provides that each eligible hourly employee may elect a deferred contribution up to 25% of his or her monthly earnings on a pre-tax basis. The Company makes matching contributions to the Plan on behalf of each Plan participant equal to the matching rate (ranging from 50% of deferred contributions, not in excess of 5% for Warren Hourly Bargaining employees, to 70% of deferred contributions, not in excess of 6% for all other hourly employees) specified in the appendix applicable to the participant's unit. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

For non-bargaining employees hired after January 1, 2011, the Company makes a base contribution of 3% of their eligible compensation to their respective 401(k) plans. This new benefit vests on the same schedule as his or her employer matching account as described below.

Effective April 1, 2011, the Company increased the Company match to 70% of the first 6% of employee contributions, making the match consistent with the salaried employees. This represented an increase for all hourly employees except those represented employees in Warren, Arkansas.

Note 1 - Description of Plan (continued)

Eligibility and contributions (continued) - Regular status employees hired by the Company, with the exception of Warren Hourly Bargaining employees, are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

Investment options - Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan, including registered investment company funds, common and collective trusts, and the Potlatch Stock Fund. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participant's direction.

Note 1 - Description of Plan (continued)

Vesting and forfeitures - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

A participant's interest in his or her matching account becomes 100% vested if the Plan terminates, or if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates.

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year are credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. Participant forfeitures for the years ended December 31, 2012 and 2011, totaled $12,787 and $8,878, respectively. Forfeitures used for the years ended December 31, 2012 and 2011, totaled $5,520 and $15,561, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant's account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2012 bear interest at various rates ranging from 3.25% to 8.50% and mature at various times through November 2027.

Note 1 - Description of Plan (continued)

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•
If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions - Certain Plan investments are managed by Mercer. These transactions and transactions within the Company Common Stock Fund are considered party in interest transactions.

Note 2 - Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Investment valuation - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in investment contracts through a collective trust. As required by the Financial Accounting Standards Board Staff Position, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. Guaranteed Investment Contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statements of changes in net assets available for benefits are prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses on an annualized basis.

During the years ended December 31, the weighted average yield and crediting interest rates for the Putnam Stable Value Fund were as follows:

	2012	2011
Average Yield	2.36%	3.11%
Crediting Interest Rate	2.02%	3.23%

Investments in shares of the stock funds and mutual funds are stated at fair value, based on quoted market prices. Investments in common and collective trusts are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Note 2 - Summary of the Significant Accounting Policies (continued)

Recent accounting pronouncements - In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 requires information about all transfers between Levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012. See Note 3.

Note 3 - Investments

During the years ended December 31, the Plan's investments appreciated (depreciated) (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

	2012	2011
Registered investment company funds	$2,943,163	$(1,250,701)
Potlatch Stock Fund	1,440,487	(28,761)
Common and collective trusts	—	142,774
Net appreciation (depreciation) of fair value investments	$4,383,650	$(1,136,688)

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Note 3 - Investments (continued)

Fair value measurements (continued) - The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Registered investment company funds and company stock are valued at quoted market prices, which are the net value of shares help by the Plan at year end.

•
Investments in the common and collective trusts (Putnam Stable Value Fund) are recorded at fair value and adjusted to contract value. See Note 2, Investment Valuation, under Summary of Significant Accounting Policies for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3 - Investments (continued)

Fair value measurements (continued) - The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$13,822,326	$—	$—	$13,822,326
Balanced funds	2,743,290	—	—	2,743,290
Growth funds	3,881,445	—	—	3,881,445
Fixed income funds	1,489,796	—	—	1,489,796
International funds	6,442,563	—	—	6,442,563
Other funds	484,772	—	—	484,772
Total registered investment company funds	28,864,192	—	—	28,864,192
Common stocks:
REIT-Industrial	5,779,334	—	—	5,779,334
Total common stocks	5,779,334	—	—	5,779,334
Common and collective trusts:
Putnam Stable Value Fund	—	8,770,015	—	8,770,015
Total common and collective trusts	—	8,770,015	—	8,770,015
Total assets at fair value	$34,643,526	$8,770,015	$—	$43,413,541

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$10,390,241	$—	$—	$10,390,241
Balanced funds	2,545,534	—	—	2,545,534
Growth funds	4,396,097	—	—	4,396,097
Fixed income funds	1,198,676	—	—	1,198,676
International funds	5,542,534	—	—	5,542,534
Other funds	559,150	—	—	559,150
Total registered investment company funds	24,632,232	—	—	24,632,232
Common stocks:
REIT-Industrial	6,471,203	—	—	6,471,203
Total common stocks	6,471,203	—	—	6,471,203
Common and collective trusts:
Putnam Stable Value Fund	—	8,051,105	—	8,051,105
Total common and collective trusts	—	8,051,105	—	8,051,105
Total assets at fair value	$31,103,435	$8,051,105	$—	$39,154,540

Note 3 - Investments (continued)

Fair value measurements (continued) - We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2012, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4 - Investment Risk

The Plan invests in shares of mutual funds, common and collective trusts, and the Company Common Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 5 - Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 4, 2011, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Note 7 - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$44,524,397	$40,415,486
Loans in deemed distributed status	(173,297)	(185,596)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	262,907	265,661
Net assets available for benefits per Form 5500	$44,614,007	$40,495,551

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2012	2011
Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$4,108,911	$(1,865,041)
Change in deemed distributed loans	12,299	43,374
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(265,661)	(650,750)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	262,907	265,661
Total net income (loss) per Form 5500	$4,118,456	$(2,206,756)

Potlatch Hourly 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045
Plan Number:         106

	(b)	(c)	December 31, 2012
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment
	company funds:
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	$5,932,747
	Vanguard Funds	Vanguard Institutional Index Fund	**	5,839,476
	Vanguard Funds	Vanguard Total Bond Market Index Fund Institutional Shares	**	5,162,628
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	2,820,223
	PIMCO Funds	PIMCO Total Return Fund	**	1,483,221
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	1,370,495
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	1,274,589
	Artisan Funds	Artisan Mid-Cap Fund Institutional	**	717,875
	Artisan Funds	Artisan Mid-Cap Value Fund	**	461,556
	Dodge & Cox Funds	Dodge & Cox International Fund	**	337,319
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	**	285,163
	TCW Small Cap	TCW Small Cap Growth Class I	**	233,323
	Artisan Funds	Artisan International Fund Institutional	**	172,496
	PIMCO Funds	PIMCO All Asset Fund Institutional	**	6,620
	Neuberger & Berman Funds	Neuberger and Berman High Income Bond Fund	**	6,575
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	23,215
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	**	557
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	240,834
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	407,132
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	554,690
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	378,571
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	403,184
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	137,845
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	84,571
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	180,189
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	241,454
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	107,644
	Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund	**	8,770,015
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	5,779,334
*	Plan participant loans	Participant loans with interest from 3.25% to 8.50% and mature through November 2027		1,284,117
				$44,697,658

*Represents a party in interest at December 31, 2012.
**The cost of participant-directed investments is not required to be disclosed.

Potlatch Hourly 401(k) Plan
Signatures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Hourly 401(k) Plan

By /s/ Eric J. Cremers
Eric J. Cremers, President, Chief Operating Officer and Chief Financial Officer
On behalf of the administrator
Date: June 14, 2013